SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 02, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GOL
Linhas aéreas inteligentes

MISSION | TO BRING PEOPLE TOGETHER SAFELY AND INTELLIGENTLY

VISION | TO BE THE BEST AIRLINE TO FLY WITH, WORK FOR AND INVEST IN

VALUES | SAFETY, INNOVATION, CLIENT, FOCUS, RESULTS-DRIVEN AND SUSTAINABILITY

RAYMOND JAMES • CONFERENCE

FEBRUARY, 2012

CONSTANTINO DE OLIVEIRA JUNIOR – CEO

INSTITUTIONAL PRESENTATION



01:: GOL OVERVIEW
02:: BRAZILIAN AVIATION INDUSTRY
03:: GOL´S COMPETITIVE ADVANTAGES
04:: INSIDE GOL
05:: WEBJET
06:: DELTA - STRATEGIC ALLIANCE
07:: RECENT DEVELOPMENTS
08:: VIEW FOR 2012
09:: Q&A

GOL
Linhas aéreas inteligentes

DISCLAIMER



GOL
Linhas aéreas inteligentes

"The material that follows is a confidential presentation of general background information about **GOL Linhas Aéreas Inteligentes S.A.** and its subsidiaries (collectively, "Gol" or the "Company") as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information.

This confidential presentation may contain certain forward-looking statements and information relating to Gol that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe," "estimate," "anticipate," "expect," "envisages," "will likely result," or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. In no event, neither the Company nor any of its affiliates, directors, officers, agents or employees, shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.

The market and competitive position data, including market forecasts and statistical data, used throughout this presentation was obtained from internal surveys, market research, independent consultant reports, publicly available information and governmental agencies and industry publications in general. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Gol does not make any representation as to the accuracy of such information.

This presentation and its contents are proprietary information and may not be reproduced or otherwise disseminated in whole or in part without **GOL's** prior written consent".

GOL
Linhas aéreas inteligentes



01::

GOL OVERVIEW

LARGEST LOW COST AIRLINE IN LATIN AMERICA



(BM&FBovespa: GOLL4 e NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: B1)

PROFILE

- Low-cost, low-fare platform
- Efficient aircraft utilization
- Largest e-commerce platform in Latin America
- Standardized fleet of b737 next generation aircraft
- Dominant position in Brazil's main airports
- Focus on short-haul flights
- Mileage program (to business passengers)
- Strong code-share alliances
- Strong balance sheet

NUMBERS

11 YEARS COMPLETED ON JANUARY 15, 2012

940 FLIGHTS PER DAY

94% OF INTERNET SALES

3Q11 LTM NET REVENUES **R$7.2 BILLION**

63 DOMESTIC
13 INTERNATIONAL
DESTINATIONS

OVER **35 MILLION** PASSENGERS CARRIED IN 2011

GOL'S MILEAGE PROGRAM MORE THAN **8.0 MILLION** PARTICIPANTS

FLEET **118** OPERATING AIRCRAFT

AVERAGE FLEET AGE **6.9 YEARS**

UTILIZATION RATE **13.0 BLOCK** HOURS

SUSTAINABLE STRATEGY



STRATEGY SUPPORTS GOL's BUSINESS MODEL

Stimulate Demand
- New Midle Class
- Competitive Fares
- New Markets Development

Strong Balance Sheet
- Development of Ancillary Revenue
- Adequate Debt Profile
- High Liquidity

Profitability
- Long-Term Vision
- Return to Shareholder
- Sustainable Growth

Service
- Safety
- Punctuality
- Regularity

PEOPLE
TI
GOVERNANCE

COMPETITIVE COST ADVANTAGE

GOL
Linhas aéreas inteligentes


Gollog

02::

BRAZILIAN AVIATION INDUSTRY

AIR TRANSPORTATION CONTINUOUS GROWTH



AIR TRANSPORT IS THE MOST POPULAR MEAN OF TRANSPORTATION OVER THE LAST 2 YEARS

PASSENGERS PENETRATION PER COUNTRY DOMESTIC PASSENGERS CARRIED / POPULATION



3,5
3
2,5
2
1,5
1
0,5
0
AUSTRALIA
UK
SPAIN
US
CANADA
JAPAN
CHILE
MEXICO
BRASIL
SOUTH AFRICA
CHINA

Source: IATA 2010 UM IMF, ANAC,JAC,DGAC

TRANSPORTED PASSENGERS (MM)[1)]



AIRCRAFT
BUS
TOTAL PAX
102
100
108
143
62
54
57
76
40
46
51
67
2007
2008
2009
2010

Source: ANTT – Considering Travel Passengers above 75 KM; ANAC

GOL x INTERSTATE BUS COST-BENEFIT COMPARISON

	Bus	Aircraft
Rio de Janeiro - São Paulo		
Fare (One Way)	R$85	R$80
Time	6 Hours	1 Hour
São Paulo - Salvador		
Fare (One Way)	R$286	R$266
Time	32 Hours	2h30 min

LOWEST FARES CONSULTED IN AUGUST 19, CONSIDERING ONE MONTH EARLY BOOKING

ADDRESSABLE MARKET



ADDRESSABLE MARKET
NON-ADDRESSABLE MARKET
128
64
153
54
7,8%
19,5%
2010
2020E

Source: IBGE and Bradesco Bank



03::

GOL´s COMPETITIVE ADVANTAGES

Linhas aéreas inteligentes

GOL´s COST vs PEERS LTM

CASK EX-FUEL ADJUSTED BY THE AVERAGE STAGE LENGTH IN USD*

At least 20% lower than average of Latin America Peers

GOL CASK EX-FUEL (LTM) REMAINS COMPETITIVE

	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11
GOL	4,9	5,0	5,1	4,9	5,0	5,3	5,5
TAM	6,4	6,6	6,6	6,8	6,9	7,1	7,3
LAN	8,7	8,9	9,1	9,4	9,5	9,8	9,9
Southwest Airlines	4,9	5,0	5,0	5,1	5,1	5,1	5,1
Alaska Airlines	8,3	7,8	7,7	7,9	7,7	7,9	7,8
Copa Airlines	6,4	6,4	6,2	6,6	6,0	5,8	5,8

* Average dolar of the period
**Companies Reports

STRONG CASH POSITION

MAINTENANCE OF HIGH LIQUIDITY LEVELS



26.3%
28.3%
25.9%
29.0%
29.6%
1.768
1.978
1.847
2.067
2.127
3Q10
4Q10
1Q11
2Q11
3Q11
Cash R$(MM)
Cash/Net Revenue R$(LTM)

GOL REMAINS WITH A STRONG CASH POSITION,
REPRESENTING ALMOST 30% OF THE LTM NET REVENUE

FINANCIAL INDICATORS
3Q11 PRO FORMA



DEBT AMORTIZATION (R$ MILLIONS)

ANNUAL MATURITY – Excluding Financial Leasing


46%
54%
DEBT IN USD
DEBT IN R$


webjet
179
179
118
67
51
87
67
20
671
67
604
254
672
927
2012
2013
2014
2015
2016
2017
2018
AFTER 2018

NO REFINANCING RISK OR PRESSURE ON THE SHORT TERM


04::

INSIDE

GOL

GOL HAS ONE OF THE LARGEST E-COMMERCE PLATFORM IN BRAZIL



GOL Linhas aéreas inteligentes

UNTIL OCT/2011, 35% OF GOL´S PASSENGERS USED ELECTRONIC CHECK-IN

ELETRONIC CHECK-IN


35%
TOTEM
WEB+IPHONE+WAP
15.1%
8.7%
9.4%
12.5%
11.6%
14.3%
16.3%
18.5%
14.2%
18.9%
16.3%
20.1%
15.0%
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11

NET TICKET SALES BREAKDOWN


Website + Call Center
Others
91.1%
8.9%
93.3%
6.7%
93.7%
6.3%
93.0%
7.0%
94.2%
5.8%
2007
2008
2009
2010
2011E

VISITS PER MONTH IN THOUSANDS

	FEB/11	MAY/11	AUG/11
	36.2	50.7	81.9
	4.0	13.4	246.7
	42.5	125.9	656.7
	43.5	49.3	62.5
GOL BLOG	23.5	83.3	163.9

E-COMMERCE PLATFORM BENEFITS

1 → CONVENIENCE FOR GOL'S CLIENTS

2 → SCALABLE SELLING STRUCTURE

3 → DISINTERMEDIATION

"GOL ON THE AIR" - CREATING VALUE FOR GOL´S PASSENGERS

IN-FLIGHT ENTERTAINMENT:
GOL NO AR *("GOL ON THE AIR")*

GOL NO AR

- Opportunity to use an interactive portal on board
- Create partnerships with content providers
- Automatic content update each landing via Wi-Fi in the main Brazilian airports
- No additional cost: ACARS equipment
- 44 aircraft in the end of 2011 (85 until the end of 2012)
  - Total Access: 217.000 (around 310 flights per month)

AROUND 35% OF GOL´S FLIGHTS OFFER THIS CONVENIENCE



NOTEBOOKS (WI-FI)



TABLETS



IPOD TOUCH, IPHONE AND SMARTPHONES

GOL
Linhas aéreas inteligentes

ANCILLARY REVENUES



NEW PORTFOLIO OF ANCILLARY REVENUES: KEY TO INCREASE PROFITABILITY

KEY INITIATIVES

- CARGO
- BUY ON BOARD
- SMILES
- ADDITIONAL SERVICES

ANCILLARY REVENUE COMPARISON

REVENUES PER LAST FILING



33%
25%
20%
10%
12%
Allegiant
Ryanair
EasyJet
JetBlue
GOL

Source: Companies' filings

ANCILLARY REVENUE

IN R$ MILLION

'05-10 CAGR 40.1%



130
221
374
516
719
702
763
743
2005
2006
2007
2008
2009
2010
3Q11 (LTM)
3Q10 (LTM)

BREAKDOWN OF NET PASSENGER AND ANCILLARY REVENUES



8%
8%
11%
10%
12%
11%
92%
92%
89%
90%
88%
89%
2007
2008
2009
2010
3Q11
3Q10
PASSENGER
ANCILLARY

SMILES: MILEAGE LOYALTY PROGRAM
PARTNERSHIPS OPPORTUNITY



GOL
Linhas aéreas inteligentes

SMILES ALSO CONTRIBUTES TO THE INCREASE OF ANCILLARY REVENUE

Smiles

Penetrating Business Travelers

- <u>> 8.2 mm clients</u>
- Stronger mileage bonus for business oriented route and fare segment
- Higher frequency in the most important domestic airports

Institutions and Retailers

- > 180 partners
- Sales of miles in advance
- Co-branded credit card
- Partnership with retailers and hotels

Code-Share agreements

- Increases traffic to GOL's network
- Additional value to SMILES: long-haul flights
- Integration of mileage program

SMILES IS BEING TREATED AS A SEPARATE BUSINESS UNIT WITHIN GOL IN ORDER TO INCREASE ITS AUTONOMY AND FOCUS



05::

WEBJET

WEBJET ACQUISITION

STRENGTHENING OF COMPANY POSITION IN DOMESTIC MARKET

ACQUISITION STEPS

07/08	MOU	✓
09/01	Acquisition Contract	✓
09/21	ANAC's Approval	✓
10/25	APRO Signature	✓
TBD	CADE's Approval	

Webjet Operational Highlights	2011
Capacity	6,025
Demand	4,513
Load Factor	75,%
Pax on Board. ('000)	5,088
Productivity (Block Hours)	11,0
Av. Stage Lenght (km)	794
Fleet - End of Period	25

DEAL OVERVIEW

- On August 1, 2011 VRG entered into a stock agreement with the controlling shareholders of Webjet to acquire of 100% of Webjet shares for a total EV of **R$ 310 million** (not adjusted for leasing)
- Webjet is a airline with 5% share in the domestic market, which posted R$ 764 mm in revenues in 2010, operating profit of R$ 41 mm (5.4% margin) and EBITDAR of R$96mn (12.6% margin)
- Webjet also operates under a low-cost, low fare business model
- The acquisition price for 100% of the capital stock of Webjet was **R$70,000,000.00**, which is still subject to minor adjustments



06::

DELTA STRATEGIC ALLIANCE

DELTA: STRATEGIC ALLIANCE



AGREEMENT WITH DELTA STRENGTHENS GOL'S STRATEGIC POSITION

- **An increase in the scope of the code-share agreement (flight sharing)**
  - ✓ GOL use its code for Delta's flights between Brazil, United States and others
  - ✓ Delta use its code for GOL's flights (Brasil, Caribe, América do Sul)
- **Coordination of flight schedules**
  - ✓ Increase the attractiveness of the companies joint services
  - ✓ Facilitating flight connections, cargo and passenger
  - ✓ 400 destinations in over 70 countries served by GOL and Delta
- **Joint commercial and promotional activities**
- **Transfer of the lease of two remaining Boeing 767 aircraft in GOL´s fleet**
  - ✓ Transfer of leasing and spare parts
- **Exploring synergies in passenger services, maintenance and logistical support**
- **Election of a Delta representative to the Company's Board of Directors**
  - ***Next Steps: Auction of Remaining Shares and End of Distribution - TBD***

GOL
Linhas aéreas inteligentes

07::


www.voegol.com

RECENT DEVELOPMENTS

YIELDS RECOVERY SCENARIO

YIELDS RECOVERY IS IN LINE WITH THE COMPANY'S EXPECTATION



18,9
18,5
69,6%
+~1.5%
18,6
18,2
69,9%
+~11.0%
20,5
20,0
65,2%
+~6.5%
21,5
21,0
63,2%
+~0%
21,5
21,0
65,5%
August
September
October
November
December
LOAD FACTOR
YIELD (R$, CENTS)

YIELD INCREASED 15% ON THE 4Q11 OVER THE 3Q11

THE COMPANY EXPECTS THAT THE YIELD RECOVERY SCENARIO WILL REMAIN FOR 2012

BRAZILIAN AIRPORTS PRIVATIZATION

THE AUCTION WILL BE HELD AT BOVESPA ON FEBRUARY 6TH, 2012


GOL
GOL
GOL
GOL
GOL

	CUMBICA (Guarulhos)	VIRACOPOS	JUSCELINO KUBITSCHEK
CITY	SAO PAULO	CAMPINAS (SÃO PAULO)	BRASÍLIA
GRANT	R$ 3,242	R$ 1,471	R$ 3,242
TERM CONCESSION	20 Years	30 Years	20 Years
MINIMUM INVESTMENT	R$ 4,668	R$ 8,710	R$ 4,668
ADDITIONAL FEE TO THE UNION	10% of Annual Gross Revenue R$ 1,770 billion during the concession	5% of Annual Gross Revenue R$ 649 Million during the concession	2% of Annual Gross Revenue R$ 107 million during the concession
ESTIMATED INVESTMENT TO THE WORLD CUP	R$ 1,38 billion	R$ 873,05 million	R$ 626,53 million
MANDATORY WORK FOR THE WORLD CUP	Construction of a terminal to attend at least 7 million passengers per year	Construction of a terminal to attend at least 5,5 million passengers per year	Construction of a terminal to attend at least 2 million passengers per year
	Construction of an apron area to 32 aircrafts	Construction of a apron area to 35 aircrafts	Construction of a apron area to 24 aircrafts
	Construction of 2,200 parking spaces	Construction of 4,500 parking spaces	Construction of 2,400 parking spaces
	Expansion of the runway for aircraft maneuver	Expansion of the runway for aircraft maneuver	Expansion of the runway for aircraft maneuver

GOL
Linhas aéreas inteligentes


www.voegol.com

07::

VIEW FOR 2012

GOL´S DOMESTIC TRAFFIC EVOLUTION

THE COMPANY WILL KEEP A PRUDENT CAPACITY ADDITION STRATEGY



DOMESTIC DEMAND
DOMESTIC CAPACITY
DOMESTIC LOAD FACTOR
62.4%
66.9%
68.0%
69.2%
~73%-75%
+0%
+5%
20.3
32.5
23.3
34.8
27.7
40.8
30.5
44.1
+8.1%
+10.0%
TARGET
TARGET
2008
2009
2010
2011
2012 Outlook

"THE FUTURE REMAINS POSITIVE"

Constantivo de Oliveira Junior, GOL´s CEO

FOR 2012, THE COMPANY PROJECTS A CAPACITY INCREASE BETWEEN 0.0% AND 2.0% IN ITS DOMESTIC ROUTE NETWORK IN ORDER TO OPTIMIZE ITS DOMESTIC LOAD FACTOR

GOL
Linhas aéreas inteligentes



09::

Q&A

GOL INVESTOR RELATIONS
+55 11 2128-4700
ri@golnaweb.com.br
www.voegol.com.br/ir

GOL
Linhas aéreas inteligentes

THANK YOU!